UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38231

SWITCH, INC.

(Exact name of registrant as specified in its charter)

7135 South Decatur Boulevard

Las Vegas, NV 89118

(702) 444-4111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, Switch, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2022

SWITCH, INC.

By:	/s/ Gabe Nacht
Name:	Gabe Nacht
Title:	Chief Financial Officer

*

On May 11, 2022, Switch, Inc., a Nevada corporation (the “Company”), Switch, Ltd., a Nevada limited liability company, Sunshine Merger Sub, Ltd., a Nevada limited liability company and a direct wholly owned subsidiary of the Company, Sunshine Bidco Inc., a Delaware corporation (“Parent”), and Sunshine Parent Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Parent (“Parent Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of the Company with and into Parent Merger Sub. Pursuant to the Merger Agreement, on December 6, 2022, Parent Merger Sub merged with and into the Company, with the Company as the surviving corporation and as a wholly owned subsidiary of Parent.